Magna Entertainment Corp.

337 Magna Drive
Aurora, Ontario,
Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-2585

October 24, 2007

Delivered by facsimile and courier and filed via EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magna Entertainment Corp.
Form 10-K for the year ended December 31, 2006
Filed March 15, 2007
File No. 000-30578

Dear Ms. Cvrkel:

Set forth below are responses of Magna Entertainment Corp.’s (“MEC”, “we”, “our” or the “Company”) to your comment letter dated October 12, 2007, with respect to the above referenced Form 10-K for the year ended December 31, 2006 and related materials.

For your convenience, we have reproduced each of your comments in the order provided, followed by our corresponding response.

Yours truly,

/s/ Blake Tohana
Blake Tohana
Executive Vice-President and Chief Financial Officer

cc	Colleen McMorrow, Ernst & Young LLP
Robert Lando, Osler, Hoskin & Harcourt LLP

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note 5. Assets Held For Sale, page 96

1.                                       We note your response to our prior comment number 4 in which you explain how the transaction proceeds for the sale of the Meadows properties were allocated between the tangible and intangible assets sold. Please significantly expand the disclosures provided in any future filings to explain how the proceeds were allocated between the different categories of assets sold and the basis for treatment used. Your revised disclosure should be presented in a level of detail consistent with your response to our prior comment.

We will comply in future filings.

Note 8. Write-Down of Long-Lived Assets

2.                                       We note your response to our prior comment number 5. Please revise the notes to your financial statements and MD&A in future filings to explain in further detail the changes in facts or circumstances that resulted in the recognition of the significant impairment charge related to the long-lived assets of Magna Racino during 2006. Your revised disclosure should also explain why no impairment charges with respect to these long-lived assets were required in periods prior to 2006.

We will comply in future filings.

Reports on Form 8-K filed September 10, 2007 and September 17, 2007

3.                                       We note from the Form 8-Ks filed on September 10, 2007 and September 17, 2007 that the Company has decided to sell certain assets in order to generate cash to reduce its debt levels as part of a debt elimination plan. With regards to these planned assets sales and disposals, please address the following:

•                  Please explain whether the assets that you intend to sell will be classified as assets held for sale in your quarterly report on Form 10-Q for the quarter ended September 30, 2007, in accordance with paragraph 30 of SFAS 144. If not, please explain in detail your basis for your conclusions that these assets should not be classified as held for sale.

•                  Please explain whether the change in strategy with respect to the assets and properties that will be sold will result in any required impairment charges in your interim financial statements. If not, please explain why.

In connection with our quarterly reporting for the period ended September 30, 2007, we are reviewing the accounting treatment for each of those properties and/or group of assets our recent debt elimination plan announcement indicated were intended for sale. Specifically, we are analyzing whether all SFAS 144 paragraph 30 criteria are met, in which case the “assets held for sale” classification would be utilized on the consolidated unaudited balance sheet at September 30, 2007. As part of this analysis, we are comparing each property and/or group of assets’ carrying value to its fair value less costs of disposal, to ascertain whether an impairment charge is required at September 30, 2007. At the date of this letter, this analysis is underway, however, we require additional time to complete our analysis and review it with our independent external auditors, Audit Committee and Board of Directors. We acknowledge your interest in the presentation of and any impairment charges related to these assets, and will disclose the results of our analysis in our Form 10-Q for the quarter ended September 30, 2007, which we expect to file on or before Friday November 9, 2007.